SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433539103

(CUSIP Number)

Seiji Tanaka

Manager, Corporate Planning Section,

Corporate Planning Department

Mitsui Sumitomo Insurance Co., Ltd.

9, Kanda-Surugadai

3-chome, Chiyoda-Ku

Tokyo, Japan

+81–3–3259–1302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 433539103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] MS&AD Insurance Group Holdings, Inc. Mitsui Sumitomo Insurance Co., Ltd. (TIN: 13-1957438)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,555,425
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 39,555,425
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,555,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON IC

Item 1.	Security and Issuer.

The class of securities to which this Statement relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hippo Holdings Inc., a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 150 Forest Avenue, Palo Alto, California 94301.

Item 2.	Identity and Background.

The persons filing this Statement are MS&AD Insurance Group Holdings, Inc., a corporation organized under the laws of Japan (“MS&AD Holdings”), and Mitsui Sumitomo Insurance Co., Ltd., a corporation organized under the laws of Japan (“MSI” and together with MS&AD Holdings, the “Reporting Persons”). MS&AD Holdings is an insurance holding company the shares of which are listed on the Tokyo Stock Exchange and Nagoya Stock Exchange. MSI is an insurance company and a wholly-owned subsidiary of MS&AD Holdings. The principal business address of the MS&AD Holdings is Tokyo Sumitomo Twin Building (West Tower), 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan. The principal business address of MSI is 9, Kanda-Surugadai 3-chome, Chiyoda-Ku, Tokyo, Japan.

Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the directors and executive officers of the each of the Reporting Persons.

During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used funds included in working capital to acquire the Common Stock of the Issuer to which this Statement relates.

Item 4.	Purpose of Transaction.

On November 23, 2020, MSI entered into a Crossover Note Purchase Agreement (as amended, the “Note Purchase Agreement”) and a related side letter (the “Side Letter”) with Hippo Enterprises, Inc., a Delaware corporation and the corporate predecessor of the Issuer. Pursuant to the Note Purchase Agreement, on November 23, 2020, MSI purchased a convertible note (the “Convertible Note”) issued by the Issuer for $350,000,000. The Convertible Note was convertible into equity securities of the Issuer or its corporate successors in connection with various financing and change in control transactions involving the Issuer.

On March 3, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reinvent Technology Partners Z, a Cayman Islands exempted company limited by shares (“RTPZ”), and RTPZ Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of RTPZ “Merger Sub”). Through a series of merger transactions effected in accordance with the Merger Agreement, on August 2, 2021, the Issuer merged with Merger Sub and RTPZ and the surviving corporation in such mergers changed its corporate name to Hippo Holdings Inc. Upon the consummation of the transactions contemplated by the Merger Agreement, all principal and accrued interest with respect to the Convertible Note automatically converted in accordance with its terms into 39,555,425 shares of Common Stock of the Issuer.

Pursuant to the Side Letter, MSI is entitled to require the Issuer to register the public resale of shares of Common Stock beneficially owned by MSI pursuant to the Securities Act of 1933, as amended, in accordance with the terms of the Amended and Restated Investors’ Rights Agreement dated July 8, 2020 among the Issuer and the parties thereto. The Side Letter further grants MSI the right to designate a representative to serve as a non-voting observer at meetings of the Issuer’s board of directors and to meet and consult with the management of the Issuer from time to time regarding significant business issues, including management’s proposed annual operating plans. MSI is entitled to exercise these latter rights so long as it continues to beneficially own at least 50% of the shares of Common Stock issued upon the conversion of the Convertible Note.

The Side Letter also provides for transfer restrictions applicable to the shares of Common Stock beneficially owned by MSI. Until the third anniversary of the closing of the transactions contemplated by the Merger Agreement, MSI may not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic consequences of ownership of such securities. Notwithstanding the foregoing restrictions, MSI is permitted under the Side Letter to effect restricted sale and other transactions with respect to up to 10% of the restricted shares prior to the first anniversary of the commencement of the lock-up period, up to 13.5% of the restricted shares between the first and second anniversaries of the commencement of the lock-up period, and up to 16% of the restricted shares between the second and third anniversaries of the commencement of the lock-up period. Shares permitted to be sold that are not disposed of during periods when permitted to be sold may be sold during subsequent periods. In addition, the lock-up restrictions do not apply in the case of the sale of shares in connection with a tender or exchange offer approved by the Issuer’s board of directors, non-public resales to parties that agree to become subject to the same resale restrictions, or following the occurrence of any material adverse change in (i) the business, financial condition or business continuity of the Issuer or MSI or (ii) legal or regulatory matters that would prohibit or materially restrict the ability of MSI to continue to hold shares of Common Stock, in each case other than changes or effects which are global in nature and which generally apply to the industry in which either the Issuer or MSI operates.

The Reporting Persons have acquired the Common Stock to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer’s shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, subject to the provisions of the Side Letter, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Persons, including through hedging transactions with third parties. Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) MSI beneficially owns 39,555,425 shares of Common Stock, representing 7.07% of the outstanding shares of Common Stock. Because MSI is its wholly-owned subsidiary, MS&AD Holdings may in accordance with the rules of the Securities and Exchange Commission (the “Commission”) be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned by MSI. MS&AD Holdings disclaims beneficial ownership of such shares. The percentage beneficial ownership of the Reporting Persons has been determined based on 559,731,226 shares of Common Stock outstanding as of August 2, 2021. The Reporting Persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 39,555,425 shares of Common Stock they beneficially own.

(c) During the 60-day period prior to the date of this Statement, the Reporting Persons acquired the number of shares of Common Stock indicated below pursuant to the conversion of the Convertible Note in connection with the consummation of the transactions contemplated by the Merger Agreement:

Date	Number of Shares	Average Price Per Share
8/2/21	39,555,425	$9.00

(d)–(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 above is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Side Letter dated November 23, 2020 between Hippo Enterprises Inc. and Mitsui Sumitomo Insurance Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2021

MITSUI SUMITOMO INSURANCE CO., LTD.

/s/ Seiji Tanaka
Name:	Seiji Tanaka
Title:	Manager, Corporate Planning Section,
Corporate Planning Department

Schedule A

Directors and Executive Officers of the Reporting Persons

MS&AD Insurance Group Holdings, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
Directors

Yasuyoshi Karasawa	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director, Chairman of the Board	Japan

Yasuzo Kanasugi	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, Vice Chairman of the Board	Japan

Noriyuki Hara	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, President & CEO	Japan

Tetsuji Higuchi	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, Executive Vice President, CFO	Japan

Masahito Fukuda	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director, Executive Officer	Japan

Takaoki Endo	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director, Executive Officer	Japan

Mariko Bando	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan

Akira Arima	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan

Junichi Tobimatsu	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan

Rochelle Kopp	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	U.S.A.

Mitsui Sumitomo Insurance Co., Ltd. .

Name	Business Address	Principal Occupation or Employment	Citizenship
Directors

Noriyuki Hara	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Representative Director, Chairman of the Board	Japan

Shinichiro Funabiki	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Representative Director, President, Chief Executive Officer	Japan

Masahito Fukuda	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Executive Vice President	Japan

Hitoshi Goto	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Senior Executive Officer	Japan

Hisakazu O’chi	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Senior Executive Officer, General Manager of Underwriting Division	Japan

Tamaki Kawate	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Senior Executive Officer	Japan

Tomoyuki Shimazu	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Senior Executive Officer	Japan

Masashi Ippongi	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Managing Executive Officer	Japan

Akiko Yuge	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan

Hiroshi Kimura	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan

Atsuko Ishii	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan